SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: October 23, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Collaborators Present
Reovirus and Melanoma Research at EORTC-NCI-AACR Symposium
CALGARY, AB, — October 23, 2008 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced today that Dr. Shizuko Sei of SAIC-Frederick, Inc., delivered a poster presentation entitled “In Vivo Efficacy and Replication Dynamics of Intravenously Administered Oncolytic Reovirus in Nude Mice Bearing Human Melanoma Xenografts” at the 20th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics. SAIC-Frederick is the prime contractor to the National Cancer Institute at Frederick (NCI-F) in the United States. The conference is being held in Geneva, Switzerland, from October 21-24, 2008.
Mice bearing human melanoma tumours each received a single injection of reovirus at various dose levels, administered intravenously. Dose-dependent tumor growth delay was observed in the treated animals, with the effect most pronounced for the first seven days. Reovirus was demonstrated to be in all biopsied tumors and the level consistently increased from day 2 through day 7 in all dose groups.
The investigators concluded that a single IV administration of reovirus led to substantial tumor growth delay in melanoma-bearing nude mice, and the extent of acute phase reovirus replication in tumor tissues appeared to predict the subsequent tumor response. This proof-of-principle study demonstrates that systemically administered reovirus can reach and replicate in distant tumor tissues, resulting in virus-induced oncolysis.
The research supports the ongoing U.S. NCI-sponsored Phase 2 clinical trial that is examining REOLYSIN® given as a single agent in patients with metastatic melanoma under a Clinical Trials Agreement between Oncolytics and the Division of Cancer Treatment and Diagnosis, NCI.
The poster will be accessible on the Oncolytics website at www.oncolyticsbiotech.com as soon as it is available.
The EORTC-NCI-AACR symposium is held on an annual basis and is jointly organized by the European Organization for Research and Treatment of Cancer (EORTC), the U.S. National Cancer Institute (NCI) and the American Association for Cancer Research (AACR).
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com